New Brunswick
Nouveau
Be...in this place • Être...ici on le peut

The
New Brunswick
Economy
2008

A report to the
Legislative Assembly

The New Brunswick Economy 2008

Published by:
Department of Finance
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/0024/index-e.asp

March 18, 2008

Cover:
Communications New Brunswick (CNB 4868)

Translation:
Translation Bureau, Supply and Services

Printing and Binding:
Printing Services, Supply and Services

ISBN 978-1-55396-299-1

ISSN 0548-4073

Printed in New Brunswick



Table of Contents

Page

NOTE: The analysis contained in the document is based on data available as of March 3, 2008; historically comparable data series are used. Numbers may not add due to rounding.

Data will be updated on the Finance Web site at:
http://www.gnb.ca/0024/index-e.asp

Overview

- The North American economies grew at a healthy pace in 2007, despite some challenges. The US economy expanded by 2.2%, the slowest growth in five years. Canadian economic growth weakened from the previous year, slowing to 2.7%, while in New Brunswick, real gross domestic product (GDP) advanced 2.4%.

- Increases in New Brunswick exports, retail sales, housing starts and manufacturing sales surpassed the national rates in 2007. Capital investment achieved a new high of $6.0 billion, a 5.4% rise over 2006. Mineral production remained strong and port tonnage reported an increase. Farm cash receipts declined, and the wood products sector experienced further difficulties.

- New Brunswick's inflation rate stood at 1.9% in 2007, up from 1.7% in 2006, but below Canada's rate of 2.2%. The provincial population edged up 0.1%, the strongest increase reported since 2004.

- Employment in the province climbed to a record high of 362,800 in 2007, a 2.1% increase and the highest rate posted in the Atlantic region. The unemployment rate remained in single-digits for the fourth consecutive year, pushed down to a record low of 7.5%, while the participation rate peaked at 64.0%. Wages and salaries growth stayed strong.

- For 2008, economic growth in North America is expected to moderate. In New Brunswick, real GDP growth is projected to increase 1.8% supported by construction of the liquefied natural gas (LNG) terminal, the refurbishment of the Point Lepreau generating station, the potash mine expansion and the development of several wind farms. The provincial unemployment rate should be little changed.

2007 Statistical Summary		
	Growth Rates[1] 2006 to 2007	
	N.B.	Canada
Output and Income		
GDP - Current Dollars	5.1	5.9
GDP - Chained (2002) Dollars	2.4	2.7
Personal Income	4.1	6.1
Foreign Exports	7.7	1.6
Retail Trade	6.3	5.8
Population and Labour Force		
Total Population (July 1)	0.1	1.0
Labour Force	0.7	2.0
Employment	2.1	2.3
Unemployment	-13.5	-2.6
Unemployment Rate (%)	7.5	6.0
Participation Rate (%)	64.0	67.6
Indicators		
Farm Cash Receipts	-2.9	9.5
Housing Starts	3.8	0.4
Manufacturing Sales	4.9	0.3
Consumer Price Index	1.9	2.2

[1] Per cent change unless otherwise indicated.

International Economy Maintains Momentum

- The global economy continued its expansion at a solid pace in 2007, despite the ongoing liquidity crisis that commenced in August. The US economy stayed strong through the second and third quarters before slowing sharply. Growth in the euro zone and Japanese economy remained healthy. Solid performances in the major emerging economies also contributed favourably to world growth.

- The US economy advanced 2.2% in 2007, the slowest growth in five years. Japan's economic growth moderated as well, up 2.1%. However, economic activity in the euro zone gained strength with growth of 2.7%, the second strongest pace in seven years.

- The Chinese economy expanded 11.4% in 2007 to record the largest increase in 13 years. A boom in exports and investment drove the rapid growth, despite repeated interest rate hikes and controls to slow spending on real estate and other assets.

- Growth for the world economy is expected to slow notably in 2008 in response to the lingering fallout from tightening credit conditions. The International Monetary Fund is calling for global growth of 4.1% in 2008. The US (+1.6%), Japanese (+1.7%) and euro zone (+2.1%) economies should lose some momentum, while the Chinese economy is expected to remain vibrant (+10.0%).



Monetary Policy Mixed

- After remaining on the sidelines for over a year, the Bank of Canada raised its target overnight rate by a quarter of a percentage point to 4.5% in July 2007, citing the higher-than-expected upward pressure on inflation. However, the volatility in global financial markets, the strong Canadian dollar and lower-than-projected inflation prompted the Bank to reverse the hike in December.

- The Canadian dollar reached parity with the greenback on September 20 for the first time since 1976, and rose to 110.30 cents (US) before slipping back down. For all of 2007, the Canadian dollar averaged 93.04 cents (US), up 5.5% against the US currency.

- After standing pat for more than a year, the US Federal Reserve lowered its target for the Federal Funds rate three times in 2007 to help forestall some of the adverse effects on the economy arising from the disruption in financial markets. The last cut on December 11 left the rate at 4.25%, a two-year low.

- The Bank of Japan tightened its monetary policy in February, doubling its benchmark interest rate from 0.25% to 0.5%, where it has since remained. Both the Bank of England and the European Central Bank raised their key interest rates as well in 2007.

- In late 2007, central banks around the world conducted the biggest coordinated action since 9/11 and temporarily pumped hundreds of billions of dollars into the banking system to ease liquidity concerns, which originated from the meltdown of the US subprime mortgage market.



Real GDP - Canada



Sources: Statistics Canada
* Average of private sector forecasts

Canadian Economy
GDP Growth Eases in 2007

- After blossoming in the first half of 2007, Canadian economic growth slowed in the third quarter and weakened further in the last three months. Real GDP grew 2.7% in 2007, supported by strength in consumer spending, residential construction and business investment.

- Canada's labour market continued to thrive in 2007, with employment up 2.3% (+382,100). The proportion of the employed working-age population edged up to 63.5% from 63.0% in 2006, while the unemployment rate declined to a three-decade low of 6.0% from 6.3% the previous year.

- The Canadian dollar appreciated further in 2007, reflecting a weakening US economy and the strong demand for, and soaring prices of, Canadian commodities. The high Canadian dollar coupled with intense global competition continued to hammer Canada's export and manufacturing sectors, with Canadian manufacturers shedding 72,800 jobs.

- The construction industry stayed active in 2007, creating 63,800 jobs. Residential construction investment grew 8.5%, driven by strength in employment, growth in personal disposable income and attractive financing options. Housing starts defied expectations and crept up 0.4% for the year.

- Corporation profits before taxes continued to climb at a substantial clip, encouraging investment in both non-residential construction and machinery and equipment. In 2007, non-residential investment rose 10.8%. Labour income advanced 6.3%, exceeding the 6.1% increase posted in 2006.

- Considerable gains in housing-related activities continued to influence household spending. In 2007, retail sales were up 5.8%, compared to 6.4% in 2006. Despite the slowdown in late 2007, the number of new motor vehicle sales posted positive growth, increasing 1.5% in 2007, a deceleration from the 2.2% in 2006.

- In the financial markets, the resource-dominated TSX/S&P Composite Index outperformed its main US counterparts in each of the past six years, thanks mostly to the energy and metal and mining sectors.

- Demand for Canada's exports was hampered by the protracted slump in the US housing sector. Canada's international trade sector continued to act as a drag on economic growth in 2007, as exports of goods and services increased 0.9% while imports rose 5.7%.

GDP Growth to Further Slow in 2008

- The pace of Canadian economic growth is expected to moderate in 2008, due to the meltdown of the US subprime mortgage market. However, the domestic economy should remain vibrant, supported by the wealth effects of flourishing home prices, rising personal disposable income and the GST cut.

- Employment is expected to grow at a slower pace than in 2007, while the unemployment rate is anticipated to rise slightly. The Canadian dollar should remain at elevated levels through 2008, posing further challenges to the manufacturing and trade sectors, with the weakening trade balance notably hindering growth.

- Residential construction investment should moderate, reflecting the deterioration of housing affordability. Investment in the non-residential sector should remain positive. The strong Canadian dollar will reduce the cost of imported equipment, promoting investment in machinery and equipment.

- Regional divergence in economic growth will continue. Private sector forecasters expect Canada will see growth averaging 1.9% in 2008 with top performances from Alberta, Saskatchewan and British Columbia.

Canada Economic Indicators Growth Rates[1], 2006 to 2008			
	2006	2007	2008[2]
Gross Domestic Product (GDP)	5.2	5.9	4.6
GDP (real)	2.8	2.7	1.9
Employment	1.9	2.3	1.2
Unemployment Rate (%)	6.3	6.0	6.1
Consumer Price Index	2.0	2.2	1.6

[1] Per cent change unless otherwise indicated.

[2] Average of private sector forecasts



Real GDP

Sources: Statistics Canada
* Range of private sector forecasts

New Brunswick Economy
GDP Growth Moderates in 2007

- The Department of Finance estimates that New Brunswick's real economic growth slowed in 2007, increasing at a rate of 2.4% compared to 3.0% in 2006. Private sector forecasters anticipate the economy expanded at a pace in the 2.2% to 2.5% range, with an average of 2.3%.

- A dynamic labour market was evident in 2007. Employment posted stronger growth than it did a year ago, rising by 7,400 jobs or 2.1%. Gains in construction, and health care and social assistance accounted for three-quarters of the increase. The unemployment rate fell to 7.5%, a 32-year low.

- Persistently low prices on certain paper products, and reduced demand for wood products south of the border, caused a number of mill closures in the province in the latter half of 2007. Employment in the wood products industry fell slightly in 2007 as sales declined 18.7%. Paper products sales were flat despite a solid start to the year.

- Energy exports accounted for more than half of total foreign exports originating from New Brunswick. Supported by higher refined petroleum prices in 2007, exports of energy products soared 14.5%, more than offsetting the 6.2% decline in 2006. As a result, the value of foreign exports of commodities increased 7.7%.

- Solid growth in wages and salaries in 2007, coupled with better-than-expected housing-related activities, encouraged retail sales, which recorded their strongest growth since 1999, up 6.3% for the year. New motor vehicle sales continued to see positive growth.

- Mining production climbed further in 2007. The overall value of mineral production was estimated to total $1,569.2 million, a 2.0% rise from 2006.

- Investment was the principal driver of growth in 2007, with two mega-projects dominating investment in non-residential construction: the Point Lepreau refurbishment project and the construction of the Canaport LNG terminal in Saint John. Overall, capital investment reached $6.0 billion, a 5.4% increase over 2006 and the highest level on record.

- Residential investment rose to an unprecedented high of $1,517.9 million (+8.9%) in 2007. Construction of new dwellings, renovation activity and the resale market all remained very active. Housing starts increased to 4,242 units, up 3.8% from 2006.



Real GDP (2008) Growth Comparison

GDP Growth to Continue in 2008

- New Brunswick's economic growth should moderate somewhat in 2008, supported primarily by increased non-residential investment and booming mining operations. Residential construction investment is anticipated to lose some momentum but still see positive growth.

- The construction of the LNG terminal in Saint John and the refurbishment of the Point Lepreau nuclear power plant are progressing. In addition, the proposed $1.7-billion expansion of the potash mine near Sussex and the recently announced wind farm projects are expected to strengthen business non-residential investment.

- Employment growth is expected to ease markedly in 2008. Accordingly, growth in personal income should moderate, removing some stimulus for consumer spending. The unemployment rate will be little changed from 2007.

- Several years of strong increases in home prices are beginning to strain affordability in the province. However, still low mortgage rates and longer amortization periods will encourage continued consumer involvement in the housing market and keep housing starts at a high level in 2008.

- Oil prices should remain at elevated levels in 2008 due to relentless growth in demand, especially from China. However, the GST reduction and the effects of a strong Canadian dollar should keep inflation under 2% for the third year in a row.

- Benefiting from widespread solid demand for uranium and base metals, New Brunswick will continue to see an increase in mineral exploration and mine developments in 2008. However, faced with high energy prices, a strong Canadian dollar and soft demand from the US, the province's non-energy manufacturing sector will continue to experience difficulties.

- The Department of Finance is forecasting real GDP growth of 1.8% for 2008. Private sector forecasters expect growth to fall in the 1.9% to 2.7% range.

New Brunswick Economic Indicators Growth Rates[1], 2004 to 2008					
	2004	2005	2006	2007	2008[2]
Economic Accounts					
Gross Domestic Product (GDP)	5.2	2.8	4.8	5.1	4.0
Personal Expenditures	4.1	4.4	4.7	5.3	4.1
Government Current Expenditures	6.3	8.1	5.1	5.0	4.4
Gross Fixed Capital Formation	9.1	8.4	6.1	20.1	7.9
GDP (real)	1.4	0.5	3.0	2.4	1.8
Income					
Personal Income	4.7	3.6	4.0	4.1	3.8
Labour Income	4.8	4.4	4.2	4.8	4.0
Population and Labour Market					
Total Population (July 1)	0.1	-0.1	-0.3	0.1	0.0
Labour Force	1.5	0.1	0.4	0.7	0.5
Employment	2.0	0.1	1.4	2.1	0.7
Unemployment Rate (%)	9.8	9.7	8.8	7.5	7.4
Participation Rate (%)	63.9	63.6	63.7	64.0	64.1
Other					
Consumer Price Index	1.5	2.4	1.7	1.9	1.6

[1] Per cent change unless otherwise indicated.
[2] Projections – NB Finance



Elements of Annual Population Growth

Natural Increase

Total Growth

Net Migration

Years Ending June 30

Source: Statistics Canada

Population Edges Up

- As of July 1, 2007, New Brunswick's population was estimated at 749,782, a 0.1% increase from July 1, 2006, and the first year-over-year increase posted since 2003-2004. Canada's population rose 1.0% on a year-over-year basis, similar to the rate of growth reported the previous year.

- Between July 1, 2006 and June 30, 2007, New Brunswick's population was estimated to have increased by 557 people. Interprovincial migration for the year showed that people leaving New Brunswick for other parts of Canada exceeded those coming to the province by 1,144, a significant improvement from the net outflow estimated the previous year (-3,487). Alberta was the beneficiary of almost one-third of New Brunswick's out-migrants.

- Net international migration was pushed up to its highest level in more than 30 years, impacted by an increased number of immigrants to the province (+1,630) and a higher level of net non-permanent residents (+380). The total number of emigrants held constant from the previous two years.

- The natural increase (excess of births over deaths) continues to erode, falling to an all-time low of 139, a consequence of 112 fewer births and 136 more deaths in the province than in the previous year.

- New Brunswick's population is expected to show little change in 2008.

- These estimates are based on the 2001 Census counts adjusted for net undercoverage. Updated population estimates taking into account the 2006 Census results and net undercoverage will be available in September 2008.



Population by Age Groups

1997
2007

Per Cent

0 - 14   15 - 24   25 - 34   35 - 49   50 - 64   65 +

Years

Source: Statistics Canada

More Seniors and Fewer Children

- New Brunswick's population continues to age. The median age reached 41.4 years in 2007, 2.4 years older than the national average of 39.0 years. Women in the province outnumbered their male counterparts (50.7% vs 49.3%), and, on average, were two years older than them.

- The proportion of children continued to decline, with those 0-14 years of age representing 15.4% of New Brunswick's population. The number of youth aged 15-24 years fell below 100,000 for the second consecutive year and comprised 13.1% of the total population.

- Young adults 25-34 years also exhibited a declining share, falling to 12.7%, while persons aged 35-49 years, containing the youngest baby boomers, represented 23.2% of the total population.

- The rapid growth of the pre-seniors cohort (those aged 50-64 years) is due to the impact of the oldest baby boomers. This group increased its share to 21.1% from 20.4% the previous year.

- Seniors aged 65 years and over accounted for 14.5% of the provincial population. Young seniors (65-79 years) comprised 10.4% of the total population, while older seniors (80 years and over) made up 4.1%. More than 5,000 people in the province were aged 90 years and over in 2007.

Employment Surges Ahead

- Employment in New Brunswick climbed to a record high of 362,800 in 2007. Overall gains totalled 7,400 (+2.1%) for the year, one-and-a-half times higher than the gains in 2006. New Brunswick's employment growth was the highest rate posted in the Atlantic region and was fourth highest among the provinces. Nationally, the number of employed increased 2.3%.

- New Brunswick's employment gains were predominantly in full-time work, which increased by 6,900 and accounted for 84% of all jobs in the province. Part-time employment rose by 500. Both men and women benefited from employment increases (up 1.9% and 2.4% respectively), with women enjoying stronger job growth.

- Among the major age groups in the province, only persons falling in the youngest and oldest categories registered employment gains from 2006. Youths 15-19 years of age and older adults aged 45-64 years saw increases of 1,400 and 6,500 respectively. Persons aged 25-44 years suffered considerable job losses in 2007 (-1,700), although all were in part-time work. Young adults 20-24 years of age lost 600 jobs, all in full-time employment.

- New Brunswick's participation rate continued to trend upward, achieving an all-time high of 64.0%, up from 63.7% last year. A record high was also realized nationally, with Canada's participation rate peaking at 67.6%.

- Employment is projected to rise modestly in 2008.



Employment

Source: Statistics Canada

Goods-Producing Sector Thrives

- The majority of New Brunswick's employment gains in 2007 occurred in the goods-producing sector, shifting from the service-producing sector for the first time since 2003. Employment in the goods-producing sector jumped by 6,300, nearly eight times the gains registered in 2006. Service sector growth slowed but still reported a healthy gain of 1,100.

- Employment rose in four of the 11 service industries, spearheaded by health care and social assistance. This industry recovered most of the job losses from the previous two years and added 2,700 jobs to the economy. Solid gains were also evident in information, culture and recreation (+1,500) and professional, scientific and technical services (+1,000). Trade was up by 400. Employment in finance, insurance, real estate and leasing was unchanged, while the six remaining industries faced employment declines, with the most significant job loss registered in business, building and other support services (-1,600).

- All five goods-producing industries reported employment increases, led by gains in construction (+2,900). Notable growth was also displayed in natural resources (+1,200), utilities (+1,000) and manufacturing (+1,000). Employment in agriculture edged up slightly.

- The service-producing sector employed 279,400 people in 2007, and the goods-producing sector 83,400.



Change in Employment

Source: Statistics Canada



Unemployment Rate



Source: Statistics Canada

Unemployment Rate Declines

- New Brunswick experienced the largest drop in the unemployment rate in the country, falling 1.3 percentage points to 7.5% in 2007 and marking the fourth consecutive year the provincial rate has stayed below 10%. New Brunswick's unemployment rate tumbled to a 32-year low and was the lowest level posted among the Atlantic provinces. Nationally, the jobless rate stood at 6.0%.

- Provincial unemployment stood at 29,600 (-13.5%), the fewest number of unemployed since 1976. Unemployed males saw their level fall to 17,900 (-14.8%), while unemployment among females declined to 11,700 (-11.4%). Nationally, the unemployment level decreased 2.6%.

- The unemployment rate for women has been consistently lower than that for men for more than 25 years. In 2007, the female unemployment rate fell to a record low of 6.2%, the ninth year in a row of single-digits. The unemployment rate for men fell below 10% for the first time, declining to 8.8%.

- With the exception of the 30-34 years of age category, all age groups reported improvements in their unemployment rate. Teenagers aged 15-19 years registered the largest drop in their unemployment rate, with it falling to an all-time low of 13.7%.

- New Brunswick's unemployment rate in 2008 is expected to be comparable to the 2007 rate.



Regional Employment



Source: Statistics Canada

Strong Employment Increases in Four Regions

- Four regions reported strong performances in 2007, led by employment increases in Saint John-St. Stephen (+3,300) and Fredericton-Oromocto (+3,100). The Moncton-Richibucto and Campbellton-Miramichi areas also contributed healthy gains, up 1,900 and 1,300 respectively. Employment in the Edmundston-Woodstock region fell back to its 2005 level, losing all 2,200 jobs it had registered the previous year.

- Despite a solid showing in employment, Campbellton-Miramichi maintained the highest unemployment rate among the regions at 12.3%. Nevertheless, the 2007 rate was a full percentage point lower than the previous year. Moncton-Richibucto, Fredericton-Oromocto and Saint John-St. Stephen experienced improvements in their unemployment rates, all of which were below the provincial average of 7.5%. The unemployment rate in Edmundston-Woodstock deteriorated from the previous year, rising to 8.2%.

- Higher participation rates were observed in three of the five regions. Rates in Fredericton-Oromocto and Saint John-St. Stephen increased to 68.9% and 64.9% respectively, while the historically low participation rate in Campbellton-Miramichi climbed 0.7 percentage points to 58.5%. The Edmundston-Woodstock and Moncton-Richibucto areas saw their participation rates decline, to 62.6% in the former and 65.2% in the latter.

Inflation Increases

- The Consumer Price Index (CPI) for New Brunswick increased 1.9% in 2007, moderately higher than the previous year's annual increase of 1.7%.

- The provincial rate of inflation fell below the Canadian rate for the second year in a row, with the national CPI increasing 2.2% in 2007.

- Consumer prices in the province rose in seven of the eight major components of the CPI, with three of the groups recording growth above the provincial increase: shelter (+4.3%), food (+3.2%) and alcoholic beverages and tobacco products (+3.2%). Recreation, education and reading (+1.5%) and household operations and furnishings (+1.0%) also exerted upward pressure, while minimal increases were registered in clothing and footwear, and health and personal care. The only component to report a decline was transportation, down 0.5%.

- In 2008, the New Brunswick CPI is anticipated to increase at a rate lower than 2007.




Consumer Price Index

Source: Statistics Canada

Retail Trade Climbs Higher

- New Brunswick's retail trade rose 6.3% in 2007, the strongest increase since 1999. Nationally, retail sales were up 5.8%. Provincial employment in the sector was 45,600 in 2007, much the same as the previous two years, and average weekly earnings increased 1.7%. This group accounts for almost 7% of provincial GDP.

- Thirteen of the 15 published store types in the province reported positive sales growth, with double-digit gains in specialized building materials and garden stores, used and recreational motor vehicle and parts dealers, and home furnishings stores. Declines were exhibited in pharmacies and personal care stores and computer and software stores.

- New motor vehicle sales continued to show growth in 2007. The value of new vehicle sales increased 4.7% for the year, while the number of new vehicles sold rose 5.3%.

- Wholesale trade increased 5.0% in 2007, the first time since 1999 that New Brunswick's growth was above the national result (+4.8%). Employment in the industry rose to 11,700 in 2007, up 6.4%, while average weekly earnings improved 7.6%. This sector represents more than 4% of New Brunswick's GDP.

- Several large retail companies expanded their presence in a number of New Brunswick communities including Canadian Tire, DirectBuy, Leon's Furniture, RONA, Sobeys and Wal-Mart.




Retail Trade

Source: Statistics Canada



Farm Cash Receipts

Source: Statistics Canada

Farm Cash Receipts Struggling

- New Brunswick's farm cash receipts fell 2.9% in 2007. This was due to a decline in crop receipts of 11.2%, as livestock receipts rose 6.9%. Higher receipts for dairy products and poultry were not sufficient to offset lower receipts for potatoes (-21.3%). Nationally, farm cash receipts increased 9.5%.

- New Brunswick's manufacturing sales for seafood product preparation and packaging dropped 14.4% in 2007 to $740.0 million.

- In 2006, total commercial fish landings decreased 7.4% to 110.4 thousand metric tonnes; the increase in shrimp was insufficient to overcome declines in queen crab and herring. With respect to value, landings dropped sharply to $150.6 million (-26.5%) due to significant decreases in New Brunswick's main species of lobster, queen crab and herring.

- Agriculture, fishing and hunting industries represent more than 2% of the province's GDP. In 2007, employment in these industries totalled 8,400, compared to 7,700 in 2006.



Employment in Accommodation and Food Services

Source: Statistics Canada

Accommodation and Food Services Face Challenges

- In 2007, employment for accommodation and food services in New Brunswick fell 3.2% to 24,200. Average weekly earnings rose 6.2% compared to 2006. The sector represents 2% of provincial GDP.

- Sales in the food services and drinking places industry fell for the third year in a row, down 3.9% in 2007. Only limited-service establishments (55.6% of the total) showed positive growth at 2.9%. Nationally, the overall increase was 3.3%.

- Provincial hotels and other lodgings reported an average July-August occupancy rate of 72.5% in 2007, up from 69.5% the year before. Room sales increased 5.1% for the full year; increases of 10.0% by New Brunswick residents and 1.7% by other Canadians were realized, while room sales by US and other foreign visitors declined 3.0%. In 2007, the accommodation sector benefited from new projects and upgrades worth more than $25 million. For 2008, over $5 million in projects have already been announced.

- Attraction visitation showed an overall decline of 0.7% in 2007, resulting from lower numbers to historic sites, museums, galleries and gardens. The Province announced an infrastructure investment of $1 million to be split between the Kings Landing Historical Settlement and the Village Historique Acadien. For 2008, domestic travel is expected to remain positive and overseas markets are anticipated to improve, especially with the new non-stop flight between Fredericton and London. Challenges will remain with the US market due to currency and border crossing issues.

Export Growth Robust

- In 2007, the value of foreign exports of goods originating from New Brunswick totalled $11.2 billion, a 7.7% increase over 2006. The increase chiefly reflected higher refined petroleum prices in the latter part of the year.

- The bulk of the overall increase can be attributed to gains in energy products, which rose 14.5%. Exports of industrial goods (+28.4%) and consumer goods (+13.0%) were also up. The five remaining commodity groups reported decreases, with exports of forestry products suffering the most significant drop, down 9.7%.

- Energy products (59.5%), forestry products (14.5%) and agricultural and fishing products (9.9%) represent roughly 84% of the province's foreign exports. Exports to China increased 32.4% to $48.3 million in 2007, while those to India rose 13.9% to $65.4 million.

- Around 88% of the province's foreign exports are destined to the US markets. Belgium is next, receiving 1.0% of New Brunswick's exports, followed by the UK and Spain, with each receiving 0.7%.



Manufacturing Sales Rebound

- Manufacturing sales for New Brunswick turned around from the previous year, posting growth of 4.9% in 2007. Nationally, sales increased 0.3%. Provincial sales in non-durables (84.3% of the total), which include petroleum, paper and food products, increased 7.8%, while durables (15.7% of the total), which include wood, primary metal and machinery products, decreased 8.1%.

- Employment in the manufacturing sector reached 37,900 in 2007, a 2.7% rise over 2006. The increase was mainly due to the non-durables component, with petroleum and coal products manufacturing reporting a gain of 1,200. The manufacturing sector represents more than 13% of provincial GDP.

- In 2007, new developments in the manufacturing sector (excluding the paper and wood products components) involved Atlantic Mist Cranberries Inc., IPL Inc. (plastics), Maritime Hydraulic Repair Centre (oil industry products), McCain Foods (potato processing), Precision Nuclear Inc. (nuclear products) and Spielo Manufacturing Inc. (gaming technology).





Wood Products Manufacturing Sales

Per Cent

- 2003: -3.7
- 2004: 6.8
- 2005: -8.0
- 2006: -16.4
- 2007: -18.7

Source: Statistics Canada

Wood Products Difficulties Remain

- In 2007, manufacturing sales of New Brunswick wood products totalled $1,004.1 million, down 18.7% from 2006. Production of sawn lumber declined for a third consecutive year, falling 10.1% to 3.3 million cubic metres.

- Wood products industries represent more than 2% of New Brunswick's GDP, while forestry and logging accounts for under 2%. Employment in 2007 inched down in both the wood products industry (falling to 7,100) and in the forestry and logging and related services industry (down to 4,400).

- The prolonged slump in the US housing market pushed construction of new homes there down by the largest amount in almost three decades. In 2007, lumber prices dropped 13.1% and housing starts south of the border tumbled 24.8%, the second largest decline on record.

- Reduced demand for building materials in the US challenged New Brunswick's wood products manufacturers. Fawcett Lumber Co. closed its Petitcodiac sawmill, planner mill and dry kiln operation for an indefinite period, putting 90 people out of work. The UPM-Kymmene sawmill in Blackville and J.D. Irving's sawmill in Kedgwick were also indefinitely closed. M.L. Wilkins and Son Ltd. shut the door on its Fredericton sawmill, leaving 70 people without work, while Fraser Papers temporarily closed its sawmills in Juniper and Plaster Rock.

- On the positive side, West-Wood Industries Ltd. improved productivity and created up to 100 new jobs. Groupe Savoie officially opened a modernized hardwood manufacturing facility in Kedgwick. The Atlantic Innovation Fund (AIF) provided funding to Marwood Ltd. to produce low-maintenance or maintenance-free exterior wood. In addition, New Brunswick lumber producers are looking to European markets in an attempt to curb losses from the high Canadian dollar and the worsening US housing market.

- The Softwood Lumber Agreement between Canada and the US was reached and entered into on October 12, 2006. However, the two countries continued to be engaged in a dispute over lumber in 2007.

Paper Products Flat

- Persistently low prices on some paper products caused a number of mill closures in the province during the latter half of 2007. Still, a strong start to the year kept paper manufacturing sales (which include sales of pulp, paper and paper products) up slightly for all of 2007, increasing 0.7% from 2006 to $2,052.6 million.

- In 2007, manufacturing sales from paper mills decreased 8.7%, while sales from converted paper mills advanced 2.3% over 2006.

- Employment in the paper manufacturing industry edged up in 2007, to reach 5,000. The industry represents around 4% of provincial GDP.

- Weak markets caused the temporary shut down of some mill operations in 2007. Moreover, UPM-Kymmene permanently closed its paper mill in Miramichi, impacting 600 workers, while AbitibiBowater Inc. shut the door for good at its Dalhousie mill, affecting more than 300 people.

- On the bright side, Fraser Papers completed the $10-million (US) rebuild of a boiler at its Edmundston pulp mill, and AV Nackawic Inc. invested roughly $35 million on an expansion to produce dissolving pulp.

- Prices in US dollars for market pulp continued to climb, up 13.6% in 2007, the fifth consecutive annual increase. In contrast, newsprint prices plunged 11.0% after increasing four years in a row.



Paper Manufacturing Sales

Source: Statistics Canada

Wages and Salaries Growth Remains Strong

- New Brunswick wages and salaries recorded their strongest increase in seven years, up 5.0% in 2007 compared to the national increase of 6.3%. Growth was higher for the service sector (+5.3%) than the goods-producing sector (+4.3%) for the province.

- With the exception of agriculture, forestry, fishing and hunting (-3.3%), all major industry categories reported advances. Of the 14 reporting gains, only mining and oil and gas extraction (+10.3%) registered double-digit growth. Increases of more than 7% were evident in federal public administration (+8.9%), and finance, real estate and company management (+7.6%).

- More than 64% of wages and salaries are captured in the categories of professional and personal services industries (16.6%), trade (12.4%), manufacturing (12.2%), public administration (11.7%), and health care and social assistance (11.4%).

- Average weekly earnings in 2007 ranged from $295.01 in accommodation and food services, to $1,001.23 in information and cultural industries. Overall, average weekly earnings advanced 3.7% to $709.33, representing 92.1% of the national average of $770.58.



Wages and Salaries

Source: Statistics Canada



Private and Public Investment



Source: Statistics Canada   * Preliminary

Capital Investment Achieves New High

- Capital investment in New Brunswick reached $6.0 billion in 2007, a 5.4% increase over 2006. Increases came from both the private and public sectors.

- Private sector capital investment, which represents around 78% of the total, increased 4.3% in 2007, with higher investments in both housing and non-residential construction. Capital spending from the public sector rose 9.5% in 2007, due to higher investments in construction, and machinery and equipment.

- Construction on the Canaport LNG terminal and the $1.4-billion refurbishment of the Point Lepreau generating station (which includes the cost of replacement electricity) continued in 2007. The $750-million terminal is expected to be operational in late 2008, while work on the Point Lepreau nuclear power plant will continue through 2009.

- A number of noteworthy investment projects were completed in 2007: the $85-million Upper River Valley Hospital in Waterville; NB Power's new $50-million transmission line from Point Lepreau to the Maine border; a new $35-million brewery in Moncton; a $16-million flight school at the Fredericton International Airport; the $16-million Willie O'Ree sports and leisure complex in Fredericton; a $10.3-million French-language school in Fredericton (École des Bâtisseurs); a $10-million secondary access road to Red Head, and Fraser Papers' $10-million (US) rebuild of the recovery boiler at its Edmundston pulp mill.

- The twinning of the Trans-Canada Highway wrapped up, with the final section between Grand Falls and Woodstock opened to the public in the fall.

- Residential construction investment totalled $1,517.9 million in 2007, an 8.9% rise over 2006. Construction of new dwellings and renovation expenditures both contributed to the increase. Nationally, residential construction investment grew 8.5%. In 2007, provincial housing starts increased 3.8% to 4,242 units.

- Non-residential building construction investment increased 3.2% in 2007. Gains in the industrial (+35.7%) and commercial (+5.5%) components more than offset an 11.1% decline in institutional and governmental building construction.

- Healthy gains in construction spearheaded employment growth among New Brunswick's industries, rising by 2,900 to stand at 24,000 in 2007. Construction industries represent more than 6% of provincial GDP.

Mining Production Boom Continues

- New Brunswick is a major Canadian producer of lead, zinc, silver, potash, peat, antimony, bismuth and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl and silica. In 2007, the overall value of mineral production was estimated to total $1,569.2 million, a 2.0% increase from 2006.

- The value of metallic mineral production in 2007 was $1,231.3 million (+0.2%), essentially unchanged from 2006. The metals sector accounts for 78.5% of the total value of mineral production.

- Coal and non-metallic mineral production are the remaining contributors to the total value of mineral production. Combined, their value reached $337.9 million, a 9.0% rise from 2006. The non-metals sector is influenced primarily by potash.

- Encouraged by strong global demand and elevated zinc prices, foreign exports of zinc ores and concentrates originating from the province soared 52.6% to $276.4 million in 2007.

- Employment in the mining and oil and gas extraction industry stood at 4,600 in 2007, up 800 from a year ago. The sector represents slightly more than 1% of provincial GDP.

- Many developments surfaced in the mining sector in 2007. Blue Note Mining Inc. reopened the Caribou and Restigouche mines near Bathurst and delivered its first shipment of lead concentrate to the Xstrata smelter in Belledune. Potash Corporation of Saskatchewan Inc. announced the $1.7-billion development of a new mine adjacent to its existing operation near Sussex. Contact Exploration conducted production tests on four oil wells in the west Stoney Creek area and completed preliminary testing on 14 others. Corridor Resources Inc. continued to develop the McCully gas field, and Adex Mining Inc. laid out plans to reopen the Mount Pleasant mine that was closed in 1985.

- New Brunswick also saw marked progress in mineral exploration by numerous companies such as Slam Exploration Ltd., Stratabound Minerals Corp., CVRD Inco Ltd., Geodex Minerals Ltd., Xstrata Zinc Canada, First Narrows Resources Corp. and Capella Resources Ltd. Approximately $34 million was spent on exploration initiatives in 2007.

- Ways to improve and expand the viability of the mining industry are continually being investigated by the Province.



Mineral Production

Per Cent

2003: 7.5
2004: 10.8
2005: 16.4
2006*: 69.7
2007*: 2.0

Sources: Statistics Canada
* Natural Resources Canada



Employment in Transportation

Source: Statistics Canada

Transportation Shows Potential

- In 2007, transportation and warehousing employment in New Brunswick decreased 4.0% to 19,100. While employment in truck transportation held steady at 9,400, gains in scenic and sightseeing transportation were not enough to offset losses in transit and ground passenger transport, postal services, and couriers and messengers. Transportation and warehousing accounts for more than 5% of provincial GDP.

- The port of Saint John reported increases of 20.6% in vessel traffic and 8.9% in cargo tonnage. In 2007, 27.1 million tonnes of cargo were handled with strong improvements in petroleum products, salt, sugar, paperboard, lumber and containers. Almost 134,000 passengers on 53 cruise ships visited in 2007, both up more than 50% from 2006; 82 ships with 188,000 passengers are expected for 2008. The contract to build a new $8.7-million cruise ship terminal building was awarded, and construction should be completed by September 2008.

- The $750-million Canaport LNG terminal will be operational by December 2008 and will add 100 ship calls annually to the port of Saint John. Construction has started on the $350-million, 145-kilometre pipeline that will connect with the Maritimes & Northeast Pipeline and deliver natural gas from the LNG terminal to the US market.

- The $59.6-million pipeline from the McCully field near Sussex to the Maritimes & Northeast Pipeline was completed. Natural gas started flowing in June 2007.

- The Belledune Port Authority handled 1.9 million tonnes of goods in 2007, an increase of 1.4% over 2006. The port authority is investing about $5 million in new storage facilities to handle wood pellets, zinc concentrate and perlite.

- In 2007, there was a 61.0% increase in aircraft movement at the Greater Moncton International Airport (GMIA); a second flight to Paris was added and Air Canada started a direct flight service to Ottawa. Transport Canada launched an international air cargo transshipment program at the airport, which will enhance Moncton's position as an inter-modal hub for the Maritimes. GMIA offers more than 100 all-cargo flights per week and handles over 24,000 metric tonnes annually.

- The Fredericton International Airport saw a 37.5% boost in aircraft movements in 2007 as a new $16-million flight school was established to train students from China and Air Canada added a direct flight service to Ottawa.

- The Saint John Airport benefited from a new WestJet service to Toronto and seasonal flights by Sunwing Vacations. These developments influenced aircraft movements, which rose 11.9% over 2006.

Technology and Communication Diversifies Further

- Employment in technology and communication was 49,100 in 2007, an increase of 1.9% from the year before. This group accounts for about 9% of New Brunswick's GDP. In 2007, average weekly earnings varied from $376.31 for business support services (including customer contact centres), to $1,001.23 for information and cultural industries, to $1,119.89 for computer systems design and related services.

- In 2007, Rogers Communications Inc. announced a $109-million investment over two years to improve its wireless coverage and expand its residential telephone service and digital cable offerings throughout the province; the initiative will provide additional jobs at its customer care centre in Moncton. As well, Aliant announced a $12-million expansion of its broadband Internet-based TV service to households in greater Moncton.

- The NRC-IIT continued with research groups focusing on People-Centred Technologies and Internet Logic. Currently, there are more than 75 staff members working out of the Fredericton and Moncton locations.

- The e-learning sector is benefiting from a four-year, $5.5-million SynergiC3 project that involves NRC-IIT and Ontario-based Desire2Learn (which established its first satellite office in Moncton). As well, Innovatia, a subsidiary of Bell Aliant, opened a research and development centre in Saint John.

- The aerospace, defence and security industry employs about 800 people and reported revenues of more than $125 million in 2007. Funding obligations from recent federal military procurements are expected to boost this industry for several years.

- Information technology (IT) industry group propelsj, which was established to promote the industry in Saint John, has seen 20 new IT firms start up or locate in the area since 2004 (nine in 2007). A recent survey noted these firms employ more than 200 professionals and have combined revenue in excess of $16.5 million.

- Several customer contact centres announced new jobs or future expansion plans including: Atelka, Delta Hotels, Hostopia.com, Rogers Communications Inc., Sitel, TeleTech, TD Insurance Home and Auto, and Virtual-Agent Services. These announcements helped offset losses due to the closure of AOL Canada and Connect North America. The customer contact sector has roughly 110 sites that employ about 21,000 people throughout New Brunswick.



Employment in Technology and Communication

Source: Statistics Canada



Employment in Utilities

Thousands

Year	Value
2003	4.2
2004	3.6
2005	3.3
2006	3.1
2007	4.1

Source: Statistics Canada

Utilities Developments Continue Momentum

- Employment in utilities increased 32.3% to 4,100 in 2007, returning to a similar level last reported in 2003. The sector (electric power, natural gas, water and sewage) represents 3% of New Brunswick's GDP.

- While electric power generation in the province declined 6.7% in 2007, electricity used (production plus imports minus exports) rose 8.2%. National electric power generation increased 3.0% and total used was up 0.9%.

- NB Power's second power line linking New Brunswick to Maine went into service in December 2007. The $1.4-billion Point Lepreau refurbishment project is moving to the next stage. The nuclear generating station will shut down in April 2008 and be back online in fall 2009.

- In May 2007, NB Power released a request for proposal (RFP) to purchase up to 300 MW of wind-powered generation by November 2010. TransAlta Corporation started construction of a $170-million, 96 MW wind farm in Albert County. In early 2008, the Province announced agreements with Acciona Wind Energy to build wind farms in Lamèque and Aulac (totalling $225 million and 114 MW), and with SUEZ Energy to build a wind farm in the Caribou Mountain area ($200 million and 99 MW). A RFP for research of tidal energy was also issued.

- Enbridge Gas New Brunswick plans to invest more than $100 million over the next five years in its distribution system, with an emphasis on converting to natural gas from electricity. Close to 60% of New Brunswick homes use electricity as their principal heating fuel. In January 2008, there were 8,300 customers in nine communities using natural gas.

- In 2007, Efficiency NB launched two energy efficiency programs worth $8 million in total that focused on large industry and the commercial sector. They were in addition to the home energy efficiency programs previously announced.

- The Province established a three-year, $34-million New Brunswick Climate Action Fund in October 2007, which will support projects that reduce or avoid greenhouse-gas emissions and air pollution.

- Investments in water systems, wastewater systems and/or sewage treatment plants worth more than $35 million were announced for several communities in 2007, including Blacks Harbour, Blackville, Fredericton, Fredericton Junction, Hillsborough, Memramcook, Millidgeville, Miramichi, Nackawic, Petit-Rocher, Pointe-Verte, Riverside-Albert, Riverview, Saint John and Tracadie-Sheila.